UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Winland Electronics, Inc.
_____

(Name of Issuer)

Common Stock, par value $.01 per share
_____

(Title of Class of Securities)

974241101
_____

(CUSIP Number)

BE Capital Management Fund LP
BE Capital Partners LLC GEN PTR
Thomas Braziel, Managing Partner
David Earls, Managing Partner
211 East 70th Street, Apt 10F
New York, NY 10021
(212) 734-0368

_____

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2012
_____

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G
to report
the acquisition that is the subject of this Schedule 13D, and is
filing this
schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check

the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five
copies of the schedule, including all exhibits. See Rule 240.13d-7 for other
parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities, and
for any subsequent amendment containing information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed
to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act
but shall be subject to all other provisions of the Act (however, see the
Notes).

<PAGE>

                              SCHEDULE 13D
CUSIP NO. 974241101

1. NAME OF REPORTING PERSON

        BE Capital Management LP
        BE Capital Partners LLC
        Thomas Braziel
        David Earls

----
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
[ ]
                                                                      (b)
[ ]

----

3. SEC USE ONLY

_____

4. SOURCE OF FUNDS

        WC

_____

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d)
   or 2(e) [ ]

_____

6. CITIZENSHIP OR PLACE OF ORGANIZATION

        BE Capital Management LP is a Delaware limited partnership
        BE Capital Partners LLC is a Delaware limited liability
company
        Thomas Braziel is a United States citizen
        David Earls is a United States citizen

_____

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    7. SOLE VOTING POWER

            BE Capital Management LP — 0 shares
            BE Capital Partners LLC — 0 shares
            Thomas Braziel — 0 shares
            David Earls — 0 shares

_____

    8. SHARED VOTING POWER

            BE Capital Management LP — 345,529 shares
            BE Capital Partners LLC — 345,529 shares
            Thomas Braziel — 345,529 shares
            David Earls — 345,529 shares

_____

    9. SOLE DISPOSITIVE POWER

            BE Capital Management LP — 0 shares
            BE Capital Partners LLC — 0 shares

```
                Thomas Braziel — 0 shares
                David Earls — 0 shares


_____
_____
     10. SHARED DISPOSITIVE POWER

                BE Capital Management LP — 345,529 shares
                BE Capital Partners LLC — 345,529 shares
                Thomas Braziel — 345,529 shares
                David Earls — 345,529 shares


_____
_____
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        BE Capital Management LP — 345,529 shares
        BE Capital Partners LLC — 345,529 shares
        Thomas Braziel — 345,529 shares
        David Earls — 345,529 shares


_____
_____
12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
SHARES (See
     Instructions ) [ ]


_____
_____
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        BE Capital Management LP — 9.33%
        BE Capital Partners LLC — 9.33%
        Thomas Braziel — 9.33%
        David Earls — 9.33%


_____
_____
14. TYPE OF REPORTING PERSON (See Instructions)

        BE Capital Management LP — PN
        BE Capital Partners LLC — OO
        Thomas Braziel — IN
        David Earls — IN


_____
_____


<PAGE>
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Item 1.   Security and Issuer

The class of equity security to which this statement relates is the common stock
(the "Common Stock"), par value $.01 per share ("Share"), of Winland
Electronics, Inc., a Minnesota corporation (the "Issuer"). The address of the
principal executive offices of the Issuer is 1950 Excel Drive, Mankato,
Minnesota 56001.

Item 2.   Identity and Background

(a) The names of the persons filing this statement are BE Capital Management LP,
BE Capital Partners LLC, Thomas Braziel, and David Earls. This statement on
Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 211 East 70th St,
Apt 10F, New York, NY 10021.

(c) The principal business of BE Capital Partners LLC is serving as general
partner to a private investment partnership. The principal business of BE
Capital Management LP is Investment Management. Mr. Braziel's principal
occupations is Investment Professional. Mr. Earls' principal occupations
is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been
convicted in a criminal proceeding (excluding traffic violations or similar
misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party
to a civil proceeding of a judicial or administrative body of competent
jurisdiction as a result of which such person was subject to a judgment, decree
or final order enjoining future violations of, or prohibiting or

mandating
activities subject to, federal or state securities laws or finding any
violation
with respect to such laws.

(f) BE Capital Partners LLC is a Delaware limited liability company.
BE Capital
Management Fund LP is a Delaware Limited Partnership. Mr. Braziel is a
United
States citizen. Mr. Earls is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The Shares were acquired in open market purchases by (i) a private
investment
partnership, BE Capital Management Fund LP, a Delaware limited
partnership, of
which BE Capital Partners LLC is the sole General Partner and BE
Capital
Management LLC is the Investment Manager for an aggregate of
approximately
$237,961.76 cash. Mr. Braziel and Mr. Earls are Managing Partners of
BE Capital
Management LLC.

The source of such funds was the working capital of the private
investment
partnership and private investment company.

Item 4.   Purpose of Transaction

The Shares were acquired for investment purposes. From time to time
and
subject to the Reporting Persons agreement described in Item 6, the
Reporting
Persons may consider the feasibility and advisability of various
alternative
courses of action with respect to their investment in the Issuer
including,
without limitation, (i) to hold the Shares as a passive investor or as
an
active investor (including as a member of a group with other
beneficial
owners of the Issuer's securities), (ii) to acquire beneficial
ownership of
additional securities of the Issuer in the open market, in privately
negotiated
 transactions or otherwise, (iii) to take other actions which could
involve one
or more of the types of transactions or have one or more of the

results
described in Item 4 of Schedule 13D (including, without limitation, a change
in the present composition of the Board of Directors of the Issuer and to fill
any then existing vacancies on such Board), (iv) to enter into agreements with
potential business combination partners to facilitate a transaction with the
Issuer or (v) to change their intention with respect to any or all of the
matters referred to above or in Item 4. The Reporting Persons' decisions and
actions with respect to such possibilities will depend upon a number of
factors, including, without limitation, the actions of the Issuer with
respect to the potential acquisitions or business combinations, market
activity in the Issuer's securities, an evaluation of the Issuer and its
prospects, general market and economic conditions, conditions specifically
affecting the Reporting Persons and other factors which the Reporting Persons
may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or
proposals that relate to or would result in any of the actions described in
Item 4 of Schedule 13D.

<PAGE>

Item 5.   Interest in Securities of the Issuer

(a) and (b) 345,529 shares, representing approximately 9.33% of the outstanding
shares of the Issuer, are held by BE Capital Management Fund LP. BE Capital
Partners LLC is the General Partner of BE Capital Management Fund LP.
BE Capital Management LLC is the Investment Manager of BE Capital Management
Fund LP. Mr. Braziel and Mr. Earls are the Managing Members of each of
BE Capital Partners LLC and BE Capital Management LLC and in such capacity
has the power to vote and dispose of such Shares.

All share numbers and ownership percentages reported herein are as of December
13, 2012. All ownership percentages reported herein are based on 3,701,630
shares of the Issuer's Common Stock issued and outstanding as of November
7, 2012, as reported by the Issuer in its Form 10-Q filed with the Securities
and Exchange Commission for September 30, 2012. Each of the Reporting Persons
disclaims beneficial ownership of all of the Shares, except to the extent of
its or his pecuniary interest therein, and the filing of this Schedule 13D
shall not be deemed an admission of beneficial ownership of any Shares for
any purpose.

(c) Transactions Effected in the Past Sixty Days: The following shares were
sold in market transactions through brokers:

| | | Per Share |
Shares	Date	Price
200	10/03/2012	0.4548
4,300	10/04/2012	0.5278
3,670	10/05/2012	0.5032
2,900	10/09/2012	0.5434
20,200	10/12/2012	0.5528
1,100	10/15/2012	0.5025
300	10/16/2012	0.5333
4,990	10/18/2012	0.5326
400	10/23/2012	0.4822
1,500	10/25/2012	0.5307
5,000	10/26/2012	0.6048
7,891	10/31/2012	0.6860
17,900	11/02/2012	0.7050
100	11/05/2012	0.6840
80,300	11/07/2012	0.7026
19,700	11/08/2012	0.6532
5,000	11/09/2012	0.7035
1,250	11/21/2012	0.6432
1,400	11/26/2012	0.6432
3,600	11/27/2012	0.6439
4,994	11/29/2012	0.6841
7,800	11/30/2012	0.7245

9,701	12/04/2012	0.7099
21,300	12/05/2012	0.7592
20,300	12/06/2012	0.8442
99,733	12/13/2012	0.6962

(d) Not applicable.
(e) Not applicable.

25

<PAGE>

Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer

        None.

Item 7. Material to be Filed as Exhibits

        None.

<PAGE>

Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true, complete and correct.

Date: December 14, 2012

BE Capital Management LP:

BY:
/S/   Thomas Braziel

Thomas Braziel,

Managing Partner of the General Partner,
BE Capital Partners LLC

BE Capital Partners LLC:

BY:

/S/   Thomas Braziel

Thomas Braziel, Managing Partner

Thomas Braziel:

/S/ Thomas Braziel
Thomas Braziel

David Earls:

/S/ David Earls
David Earls